March 27, 2015
QTRRF: OTCQX International
QTA: TSX VENTURE
NR-1-15

QUATERRA ANNOUNCES TERRY EYTON JOINS BOARD OF DIRECTORS

VANCOUVER, B.C. — Quaterra Resources Inc. today announced that Terry Eyton has been appointed to the Company’s Board of Directors.

“We welcome Mr. Eyton to Quaterra’s Board,” says Quaterra Chairman Thomas Patton. “Mr. Eyton’s professional career encompasses a depth in financial, regulatory and compliance matters across many sectors including mining. We look forward to his contribution to Quaterra and its Board.”

Mr. Eyton is a Chartered Accountant and currently Chief Financial Officer of Peninsula Merchant Syndications Corp. Prior to his appointment at Peninsula he was a partner with Topping Eyton Partners, a public accounting firm in Vancouver. Mr. Eyton graduated in business administration from Lakehead University in 1967, obtaining the designation of chartered accountant in 1971 and was elected to the fellowship of the Institute of Chartered Accountants of B.C. in 1983. He graduated from the Institute of Corporate Directors, Directors Education Program in 2008.

The Company also announced that Anthony Walsh has resigned from the Quaterra Board of Directors.

“On behalf of the Board I would like to extend our sincere thanks to Mr. Walsh for his valuable contribution as a Board member of Quaterra during a difficult period for Company,” says Mr. Patton. “We wish him well in his future endeavors.”

The Company announced the granting of 200,000 stock options, with 100,000 going to Mr. Eyton and the balance to a consultant of the Company pursuant to the Company’s stock option plan. The options may be exercised at a price of $0.05 per share for a five-year period.

On behalf of the Board of Directors,
Steven Dischler, President & CEO
Quaterra Resources Inc.
For more information please contact:
Steven Dischler, President & CEO
Quaterra Resources Inc.
775-463-9600

Disclosure note:

Some statements contained in this news release are forward-looking statements under Canadian securities laws and within the safe harbor of the U.S. Private Securities Litigation Reform Act of 1995. Where used in this news release, these statements generally describe the Company's future plans, objectives or goals including plans respecting services of personnel. Readers are cautioned not to place undue reliance on such forward-looking statements, which speak only to plans as of the date thereof. The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.